UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

BIOAMBER INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE PER SHARE

(Title of Class of Securities)

09072Q 106

(CUSIP Number)

Yoichiro Miwa

Mitsui & Co. Global Investment, Inc. (MGI)

535 Middlefield Road, Suite100, Menlo Park, CA 94025, USA

Tel: +1-650-234-5010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09072Q 106	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitsui & Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Japan
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,387,089 shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 1,387,089 shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,387,089 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.0%*
14.	Type of Reporting Person (See Instructions) CO

*	Calculated based upon 34,269,945 shares of Common Stock consisting of (i) 28,836,983 shares of Common Stock as reported in the most recent Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2016, (ii) 1,748,750 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on December 23, 2016 and (iii) 3,684,212 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on January 24, 2017.

CUSIP No. 09072Q 106	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MCVP Technology Fund I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 518,464 shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 518,464 shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 518,464 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.5%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated based upon 34,269,945 shares of Common Stock consisting of (i) 28,836,983 shares of Common Stock as reported in the most recent Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2016, (ii) 1,748,750 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on December 23, 2016 and (iii) 3,684,212 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on January 24, 2017.

CUSIP No. 09072Q 106	13D

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mitsui & Co Venture Partners III LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 75,000 shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 75,000 shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 75,000 shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2%*
14.	Type of Reporting Person (See Instructions) OO

*	Calculated based upon 34,269,945 shares of Common Stock consisting of (i) 28,836,983 shares of Common Stock as reported in the most recent Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 7, 2016, (ii) 1,748,750 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on December 23, 2016 and (iii) 3,684,212 shares of Common Stock as reported in Form 424B5 filed by the Issuer with the Securities and Exchange Commission on January 24, 2017.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D (the “Statement”) initially filed by the Reporting Persons on May 20, 2013. Information reported in the Statement remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 1.

This Amendment No. 1 constitutes an exit filing for the Reporting Persons as a result of the transactions described in Item 4. Capitalized terms used and not defined in this Amendment No. 1 shall have the meanings set forth in the Statement.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Statement is hereby amended and supplemented by adding the following after the last paragraph thereof:

“On January 23, 2017, the Issuer entered into an underwriting agreement (the “Underwriting Agreement”) with Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, as the representative of the several underwriters listed in the Underwriting Agreement (the “Underwriters”), to issue and sell 3,684,212 shares of Common Stock, together with warrants to purchase up to 1,842,106 shares of Common Stock with an initial exercise price of $5.50 per share of Common Stock (the “Warrants”), subject to adjustment as described in the Warrants, at a price to the public of $4.75 per fixed combination consisting of one share of Common Stock and associated Warrant to purchase one-half share of Common Stock. The Common Stock and Warrants are being sold to the Underwriters in a firm commitment underwritten public offering pursuant to a shelf registration statement on Form S-3 (File No. 333-215408) and a related prospectus, including the related prospectus supplement, filed with the Securities and Exchange Commission. Following such issuance, the Reporting Persons will beneficially own 4.0% of Common Stock of the Issuer, which is below the 5.0% Schedule 13D reporting threshold.

The foregoing description of the Underwriting Agreement does not purport to be complete and is qualified in its entirety by reference to such agreement. A copy of the Underwriting Agreement, listed as Exhibit A hereto, is incorporated herein by reference.

Each Reporting Person will continuously analyze the operations, capital structure, and markets of companies in which it invests, including the Issuer. Subject to and depending upon the availability of prices deemed favorable by the Reporting Persons, the Reporting Persons may choose to purchase additional shares of Common Stock of the Issuer from time to time in the open market, in privately negotiated transactions with third parties, by exercising options or warrants, or otherwise. In addition, depending upon prevailing conditions or other factors, the Reporting Persons may determine to dispose of shares of Common Stock currently in the open market, in privately negotiated transactions with third parties, or otherwise.”

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a) and (b) of the Statement are hereby amended and restated in their entirety as follows:

“(a) and (b) As of February 13, 2017, Mitsui may be deemed to beneficially own 1,387,089 shares of Common Stock, representing approximately 4.0% of the Issuer’s common stock outstanding, which consists of 793,625 shares of Common Stock held directly by Mitsui (the “Mitsui Shares”), 499,940 shares of Common Stock and 18,524 shares of Common Stock issuable upon the exercise of warrants held directly by MCVP Tech Fund (the “MCVP Tech Fund Shares”) and 50,000 shares of Common Stock held directly by MCVP III and 25,000 shares of Common Stock issuable upon the exercise of warrants held directly by MCVP III (the “MCVP III Shares”). Mitsui has sole voting, investment and dispositive power with respect to Mitsui Shares and, through its control of MCVP Tech Fund and MCVP III, may be deemed to have sole voting, investment and dispositive power with respect to the MCVP Tech Fund Shares and MCVP III Shares. Mitsui disclaims beneficial ownership of MCVP Tech Fund Shares and MCVP III Shares except to the extent of its pecuniary interests therein.

As of February 13, 2017, MCVP Tech Fund may be deemed to beneficially own the MCVP Tech Fund Shares, representing approximately 1.5% of the Issuer’s common stock outstanding. MCVP Tech Fund has sole voting, investment and dispositive power with respect to the MCVP Tech Fund Shares.

As of February 13, 2017, MCVP III may be deemed to beneficially own the MCVP III Shares, representing approximately 0.2% of the Issuer’s common stock outstanding. MCVP III has sole voting, investment and dispositive power with respect to the MCVP III Shares.”

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A	Underwriting Agreement dated as of January 23, 2017 by and between BioAmber Inc. and Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, as the representative of the several underwriters named therein, incorporated by reference to Exhibit 1.1 to the Issuer’s Form 8-K, dated January 27, 2017.

Exhibit B	Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment is true, complete and correct.

Dated: February 13, 2017

MITSUI & CO., LTD.

By:	/s/ Masahiro Moriyasu
Name:	Masahiro Moriyasu
Title:	General Manager, Private Equity Division

MCVP TECHNOLOGY FUND I, LLC, by Mitsui & Co. Global Investment, Inc., its manager

By:	/s/ Shinya Imai
Name:	Shinya Imai
Title:	President and CEO

MITSUI & CO VENTURE PARTNERS III LLC, by Mitsui & Co. Global Investment, Inc., its manager

By:	/s/ Shinya Imai
Name:	Shinya Imai
Title:	President and CEO

Exhibit B

Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stocks of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of February 13, 2017.

MITSUI & CO., LTD.

By:	/s/ Masahiro Moriyasu
Name:	Masahiro Moriyasu
Title:	General Manager, Private Equity Division

MCVP TECHNOLOGY FUND I, LLC, by Mitsui & Co. Global Investment, Inc., its manager

By:	/s/ Shinya Imai
Name:	Shinya Imai
Title:	President and CEO

MITSUI & CO VENTURE PARTNERS III LLC, by Mitsui & Co. Global Investment, Inc., its manager

By:	/s/ Shinya Imai
Name:	Shinya Imai
Title:	President and CEO